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                              July 17, 2023

       Wai Lau
       Chief Executive Officer
       Intelligent Group Ltd
       Unit 2803, Level 28, Admiralty Centre
       Tower 1, 18 Harcourt Road
       Admiralty, Hong Kong

                                                        Re: Intelligent Group
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 30, 2023
                                                            File No. 333-272136

       Dear Wai Lau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed June 30,
2023

       Prospectus Summary
       The Offering, page 12

   1. Please revise your disclosure here and throughout your registration statement to discuss the lock-up agreement
in the context of the Resale Prospectus, if any.
       Exhibit Index, page II-4

   2. We note your disclosure that Shiu Wing Joseph Chow, Kean Tat Che and Josephine Yan
                                                        Yeung will serve as
directors following effectiveness of this registration statement. Please file the consents
required by Rule 438 of the Securities Act.
 Wai Lau
Intelligent Group Ltd
July 17, 2023
Page 2
3. Please have counsel revise the legal opinion to state that the 350,000 shares included in the Public Offering Prospectus are validly issued, fully paid and non-assessable. In this regard, it appears that the Resale Shares referenced in the opinion only refer to the "1,250,000 Ordinary Shares which are presently issued and outstanding."
General

4. We note your revised disclosure on the Resale Prospectus cover page that "[a]ny shares sold by the Selling Shareholder until our Ordinary Shares are listed or quoted on an established public trading market will take place at $[*] . . . ." Please revise your
      disclosure to ensure consistency. In this regard, we note your disclosure at the end of such paragraph that "[n]o sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq."
      Please revise your disclosure accordingly to clarify that sales will not occur until after the completion of your initial public offering. Make conforming changes in your risk factor entitled "The offering price of our ordinary shares offered in the Resale Prospectus Resale is fixed" on page 29.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters.
Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNameWai Lau
                                                             Division of
Corporation Finance
Comapany NameIntelligent Group Ltd
                                                             Office of Trade &
Services
July 17, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName